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                                                                       EXHIBIT 3
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Contact:  Charles B. Jurgensmeyer
          Chief Financial Officer
          Hudson Foods, Inc.
          (501) 631-5103

                                                           For Immediate Release


          HUDSON FOODS ANNOUNCES SUPPLY CONTRACT WITH BOSTON CHICKEN
                           AND PLANS TO OFFER STOCK

    ROGERS, Ark., Oct. 12--Hudson Foods, Inc. (NYSE:HFI) announced today that it has entered into a five-year supply agreement with Boston Chicken, Inc., (NASDAQ:BOST) a franchisor and operator of food service stores specializing in complete meals featuring rotisserie roasted chicken. The agreement calls for Boston Chicken to purchase 100% of the capacity of two Hudson chicken processing plants. Hudson also announced that it anticipates making a public offering of shares of its Class A common stock in November 1994.

    The Boston Chicken agreement provides for Hudson to begin to supply Boston Chicken from its Dexter, Missouri processing plant in the Spring of 1995. Hudson will also produce Boston Chicken products at its new integrated chicken processing complex to be built near Henderson, Kentucky. Construction on that complex is expected to begin soon.

    The plant in Dexter, Missouri is expected to process, at full capacity, approximately 650,000 chickens per week for Boston Chicken. The Henderson plant is expected to begin production for Boston Chicken in the late spring of 1996, with initial production

[Logo of Hudson appears here]
Hudson Foods, Inc. . P.O. Box 777 . 1225 Hudson Road, Rogers, AR 72756 .
(501) 636-1100








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averaging 325,000 chickens per week. When the Henderson plant reaches full capacity, its production is expected to average 1.3 million chickens per week. The Company currently processes approximately 4.3 million chickens per week.

    Hudson expects to offer up to 2.5 million shares of Class A common stock in the proposed stock offering, and believes that certain of its major stockholders will offer an additional 1.5 million shares. The Company's proceeds from the proposed sale of stock are intended to be used for capital expenditures, including the construction of the Henderson plant, and other corporate purposes. The offering will be made only by means of a prospectus.

    Hudson Foods, Inc., one of the nation's largest poultry producers, sells a variety of chicken and turkey products under the "Hudson" brand name, as well as poultry, beef and pork products under the "Ohse", "Schweigert," "Pierre" and "Roegelein" brand names.